ATCO
GROUP

Corporate Office



Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

January 27, 2010

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Amendment Form filed January 25, 2010 for symbol CU

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer : Canadian Utilities Limited
Symbol : CU
Reporting Period: 12/01/2009 - 12/31/2009

Summary

Issued & Outstanding Opening Balance :	84,130,480	As at :	12/01/2009
	Effect on Issued & Outstanding Securities		
Stock Option Plan	7,500		
Other Issuances and Cancellations	3,300		
Issued & Outstanding Closing Balance :	84,141,280		

Stock Option Plan

Stock Options Outstanding Opening Balance: **887,600** As at : 12/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2009	N		7,500	8,200	
Totals		0	7,500	8,200	0

Filer's comment
TSX reserved = 3,861,400 TSX available = 2,989,500

Stock Options Outstanding Closing Balance: **871,900** As at : 12/31/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2009	Conversion (General)	3,300
Totals		3,300

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 01/25/2010
Last Updated: 01/25/2010